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                      [CYPRUS AMAX MINERALS COMPANY LOGO]

                                                                      EXHIBIT 25

                                                                 October 1, 1999

Dear Fellow Shareholder:

     On September 30, 1999, the Company entered into a definitive merger agreement with Phelps Dodge Corporation providing for the acquisition of Cyprus Amax for $7.61 in cash and 0.2203 Phelps Dodge shares per Cyprus Amax share on a fully prorated basis. Each Cyprus Amax shareholder will have the right to elect to receive cash or Phelps Dodge shares for each Cyprus Amax share held. The all-cash election for Cyprus Amax shareholders is $20.54 per Cyprus Amax share and the all-stock election is 0.35 Phelps Dodge shares per Cyprus Amax share, subject to proration to maintain the overall cash/stock allocation.

     Under the terms of the agreement, any shares not tendered and purchased by Phelps Dodge in the exchange offer will be acquired in a subsequent merger, all as explained in the enclosed offering materials.

     Your Board of Directors approved the exchange offer and the merger with Phelps Dodge by the unanimous vote of the directors present. The Board recommends that all holders of Cyprus Amax common stock tender their shares pursuant to the exchange offer.

     Enclosed with this letter are copies of Phelps Dodge's amended offering materials, which set forth the terms and conditions of the exchange offer and provide instructions as to how to tender your shares. Also enclosed is a copy of an amendment to Cyprus Amax's Solicitation/Recommendation Statement on Schedule 14D-9, which contains a description of the merger agreement with Phelps Dodge and the reasons for your Board's recommendation. All of these documents contain important information which you should read carefully.

                                          [/s/ MILTON H. WARD]
                                          MILTON H. WARD
                                          Chairman, President and
                                          Chief Executive Officer